Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, CA 94105-0921 Tel 415.393.8200 www.gibsondunn.com
Ryan A. Murr Direct: +1 415.393.8373 Fax: +1 415.374.8430 RMurr@gibsondunn.com

May 16, 2014

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	Avanir Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2013

Filed December 11, 2013

File No. 001-15803

Dear Mr. Rosenberg:

On behalf of Avanir Pharmaceuticals, Inc. (“Avanir” or the “Company”), we are responding to the Staff’s letter dated April 14, 2014 (the “Comment Letter”), relating to the above-referenced filing on Form 10-K (the “Form 10-K”). For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Where additions or changes to disclosures in future filings are included the added language is provided in bold text.

Item 1. Business

Executive Overview, page 4

1.	We note your response to our prior comment 1 and re-issue the comment. It appears, based on the $60 million that you may receive in performance-based fees over the next three years, that this agreement is material to your business. Please confirm that you will file it as an exhibit to your next quarterly report on Form 10-Q pursuant to Item 601(b)(10) of Regulation S-K.

We acknowledge the Staff’s view that the co-promotion agreement with Merck Sharp & Dohme Corp (the “Merck Agreement”) may be material to Avanir’s business over time. However, we respectfully note that the standard for filing an agreement under Item 601(b)(10)(ii)(B) of Regulation S-K is “substantial dependence,” rather than the lower

May 16, 2014

threshold of materiality. Further, we note that if the Merck Agreement were analyzed under a materiality standard, we believe it is not currently material to Avanir’s business.

In making this determination, we first note that under the terms of the Merck Agreement, the Company will be compensated via a: (i) fixed monthly fee, and (ii) performance fee based on the volume of products sold by the Company above a predetermined baseline. As disclosed in the Form 10-K, a “significant majority” of the overall fee potentially payable to the Company is performance-based and is undeterminable as it relates to future periods over the three-year initial term of the contract. Thus, filing the Merck Agreement and disclosing its specific terms is not likely to affect the overall mix of information available to investors, as the terms of the Merck Agreement do not indicate whether or not the Company will receive the full amount of the potential performance fee. To the extent that the Company is able to estimate the likely future performance fees under the Merck Agreement, the Company would disclose this forward-looking information in the MD&A as a known trend.

Second, we note that revenues from the Company’s co-promote activities under the Merck Agreement have been relatively modest to date, particularly in comparison to the Company’s overall revenues during the same period of time. More specifically, the co-promote revenues were $3.45 million through the six months ended March 31, 2014, while all other revenue for the same period totaled $50.2 million. Accordingly, the co-promote revenue under the Merck Agreement represented only 6.4% of total revenue over the first six months of the current fiscal year. As these figures demonstrate, the contributions of the Merck Agreement to the Company’s revenue have been modest to date.

For the reasons described above, we respectfully assert that the Merck Agreement is not currently material to Avanir, nor is the Company “substantially dependent” on the agreement at the present time, which is the relevant standard requiring filing in this context under Item 601(b)(10)(ii)(B) of Regulation S-K. To the extent that the Company’s dependence on the agreement changes in future periods such that it is substantially dependent on the contract, the Company will undertake to file a copy of the agreement at that time.

Intellectual Property Rights

Patents, page 9

2.

We note your response to our prior comment 2. Please revise your draft to include proposed disclosure about the type of protection offered by the patent covering AVP-923 that expires in 2016. Please additionally disclose what effects such expiration could have on sales of NUEDEXTA, and what specific steps you plan to take to mitigate this loss of patent protection in your Management’s

May 16, 2014

Discussion and Analysis section. You should also provide proposed disclosure to this effect to be included your risk factors section. Please confirm that you will include the proposed disclosure applicable to both sections in your next quarterly report on Form 10-Q.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that as a result of the ruling on April 30, 2014 in the Company’s patent litigation, the court found that all three patents listed in the Orange Book were valid, but that the Company’s patent expiring in 2016 does not in fact cover NUEDEXTA. Accordingly, the Company will present revised disclosure in future filings, as set forth below. However, because the patent expiring in 2016 is the first to expire, and because the later patents were found to be valid and covering NUEDEXTA, the Company notes that it still expects to have patent protection for NUEDEXTA through 2026 and, accordingly, the expiration of the 2016 patent is not expected to have any impact on the Company or its anticipated NUEDEXTA revenues.

Proposed Disclosure:

“AVP-923 is covered by two U.S. patents for methods of use. Both of these patents are owned by us and will expire on July 17, 2023 and August 13, 2026, respectively.

As more fully described under “Item 3. Legal Proceedings” in this annual report, we received Paragraph IV certification notices from five separate companies contending that all three of these patents are invalid, unenforceable and/or will not be infringed by the manufacture, use, or sale of a generic form of NUEDEXTA. On April 30, 2014, the U.S. District Court for the District of Delaware issued a ruling upholding the validity of the patents covering NUEDEXTA, and holding that the proposed generic formulations infringe the claims of the patents covering NUEDEXTA. As a result of this ruling, we expect patent protection for NUEDEXTA to continue until August 13, 2026. In addition to the United States, AVP-923 formulations and methods of use patents have issued in 36 other countries. We have filed for patent term extensions, also known as supplementary protection certificates, in European countries where we received regulatory approval. Our non-U.S. patents will expire from September 2014 to July 2023, which may be extended if any of our supplementary protection certificates are approved. In addition to our issued patents, we have patent applications relating to AVP-923 pending in the United States and other countries.”

May 16, 2014

Risk Factors

“We have received notices of ANDA filings for NUEDEXTA…,” pages 13-14

3.	We note your response to our prior comment 3. Please advise us on a supplemental basis as to the certain circumstances included in the settlement agreements that would allow the parties to begin selling a generic version of NUEDEXTA prior to July 30, 2026. Please include a discussion of the specific dates or range of time in which such generic versions could be introduced. With regard to any confidential information in your supplemental response, please be advised that you may seek confidential treatment of such information pursuant to Rule 83. We may have further comment.

As discussed in our response to the Staff’s prior comment 3, the settlement agreements would only allow the parties to sell a generic version of NUEDEXTA prior to July 30, 2026 if Avanir did not prevail in its Paragraph IV certification litigation. On April 30, 2014, the U.S. District Court for the District of Delaware issued a ruling upholding the validity of the patents covering NUEDEXTA, and holding that the proposed generic formulations infringe the claims of the patents covering NUEDEXTA. As a result, because Avanir prevailed in its Paragraph IV certification litigation, there are no circumstances under the settlement agreements that would allow any party to sell a generic version of NUEDEXTA prior to July 30, 2026.

Item 7. Management’s Discussion And Analysis Of Financial Condition And Results Of Operations

Results of operations, page 41

4.	Refer to your response to comment 5. Your response states that the company is 100% focused on two product candidates yet your disclosure on pages 4-8 indicates that you are working on several product candidates, including different indications for certain products. We continue to believe that you should disclose, to the extent the company has such information available, costs incurred for each key research and development program for each year and to date.

As noted in our Form 10-K, the Company incurred $49.5 million and $23.1 million in research and development (“R&D”) expenses for the years ended September 30, 2013 and 2012, respectively. As noted in our prior response, these R&D efforts were focused on the development of two product candidates, which the Company refers to as AVP-923 and AVP-786. For each product candidate, the Company may pursue the development of one or more clinical indications, although there can be no assurance that the development of the product candidates for any such indication(s) will be successful. Accordingly, the Company respectfully asserts that detailing expenditures on an indication-by-indication basis would not

May 16, 2014

necessarily be meaningful to investors and would not alter the total mix of information available to investors.

Given the speculative nature of many of these programs and the fact that costs of development are greatly affected by the clinical stage of development, the Company believes that it may be more appropriate and informative to disclose R&D expenditures by development stage, as presented in the table below:

Year Ended September 30,
(In millions)	2013			2012
Preclinical development	$	[XX	]	$	[XX	]
Clinical development		[XX	]		[XX	]
Approved/registered products		[XX	]		[XX	]
All other costs		[XX	]		[XX	]

Total	$	[XX	]	$	[XX	]

The Company intends to include this R&D expense table, together with the following discussion, in the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2014:

“Preclinical development represents costs incurred to support our discovery research and translational science efforts up to Phase 1 development. Clinical development represents programs in Phase 1, Phase 2 or Phase 3 of development. Approved/registered products are programs in registration stage or currently marketed, and include costs associated with product lifecycle management activities and, if applicable, costs associated with the development of new indications for existing products. All other costs include direct and indirect costs incurred in support of overall research and development activities across stages.”

The Company also acknowledges the Staff’s request to the Company to provide disclosure of costs incurred for each key research and development program to date. In light of the proposed disclosure broken down by stage of development, the Company does not believe that such disclosure adds meaningful understanding to its overall R&D expenditures.

Given the nature of the Company’s R&D activities, we respectfully submit that the above information and discussion, coupled with the information already presented in other sections

May 16, 2014

of the Form 10-K such as Part 1: Marketed Products and Drug Candidates and Footnote 11, Research, License, Supply and other Agreements, are an appropriate expansion of our disclosures as we seek to provide meaningful information about our R&D activities to the readers of our financial statements.

*            *             *            *            *

We appreciate the Staff’s assistance with respect to the Company’s filing and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (415) 393-8373.

Sincerely,

/s/ Ryan A. Murr

Ryan A. Murr
Gibson, Dunn & Crutcher LLP

cc:	Christine G. Ocampo, Avanir Pharmaceuticals, Inc.